

Mailstop 3233

April 19, 2016

Via E-mail
John W. McRoberts
Chief Executive Officer and Chairman of the Board of Directors
MedEquities Realty Trust, Inc.
3100 West End Avenue, Suite 1000
Nashville, TN 37203

> **Re: MedEquities Realty Trust, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed April 8, 2016**
> **File No. 333-206490**

Dear Mr. McRoberts:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 15, 2016 letter.

Prospectus Summary

Lakeway Hospital, page 6

1. We note that you amended the Lakeway Hospital lease to extend the payment of the rent deferral originally scheduled to be repaid in six installments over the first six months of 2016. Given such amendment, provide us the basis for your estimate supporting your continued belief that the Lakeway Partnership is expected to contribute $9.4 million in incremental AFFO annually beginning with the year ending December 31, 2016. Refer to Item 10(b)(1) of Regulation S-K.

　　　　You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Eric McPhee, Senior Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3655 with any other questions.

　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　/s/ Sonia Gupta Barros

　　　　　　　　　　　　　　　　　　　　Sonia Gupta Barros
　　　　　　　　　　　　　　　　　　　　Assistant Director
　　　　　　　　　　　　　　　　　　　　Office of Real Estate and
　　　　　　　　　　　　　　　　　　　　Commodities

cc:　　　David P. Slotkin, Esq.
　　　　　Morrison & Foerster LLP